Exhibit (a)(1)(iv)

Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

Continental Resources, Inc.

at

$74.28 per Share

Pursuant to the Offer to Purchase Dated October 24, 2022

by

Omega Acquisition, Inc.,

an entity wholly-owned by Harold G. Hamm

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

October 24, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc., an Oklahoma corporation (the “Company”), to act as the Information Agent (the “Information Agent”) in connection with the Purchaser’s offer to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company restricted stock awards (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares,” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per Share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase.

2.

The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.

4.

Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated October 24, 2022.

7.	A return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (as amended from time to time, the “Merger Agreement”), between the Company and the Purchaser. Immediately prior to the consummation of the Offer, the Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly-owned subsidiary of the Company. The Merger Agreement provides that promptly (and, in any event, within two business days) after the expiration of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). The Merger Agreement provides, among other things, that as soon as practicable after the Acceptance Time and subject to the conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation wholly-owned by the Founder Family Rollover Shareholders. At the effective time of the Merger (the “Merger Effective Time”), any Shares not purchased pursuant to the Offer (other than: (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly-owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 1091 of the Oklahoma General Corporation Act (the “OGCA”) will be automatically converted into the right to receive the Offer Price, in cash and without interest, subject to deduction for any required withholding taxes. As a result of the Merger, the Company’s Shares will cease to be listed on the New York Stock Exchange and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended.

No appraisal rights are available in connection with the Offer. However, pursuant to the OGCA, if the Merger is consummated, any shareholder who does not tender its Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 1091 of the OGCA, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of its Shares in any federal court or state court located in Oklahoma County in the State of Oklahoma and receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time as determined by such court . The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 15— Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights—Appraisal Rights.”

The Board of Directors of the Company (the “Company Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Company, such unaffiliated shareholders, the “Public Shareholders”); (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022, with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date hereof, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a Limited Guarantee in favor of the Company, dated October 16, 2022, with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The Offer is subject to conditions, including: (i) the Special Committee Recommendation Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase), (ii) the Representations and Warranties Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase); (iii) the Covenants Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase); (iv) the Average Crude Oil Price Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase) and (v) other conditions as set forth in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase. Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers.

The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to validly tender Shares in the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof), or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer at The Depositary Trust Company of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in “The Offer—Section 3—Procedure for Tendering Shares” of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc., as Information Agent

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.